CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Mako Mining Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mako Mining Corp. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 31, 2026

We have served as the Company’s auditor since 2016, which includes periods before the Company became subject to SEC reporting requirements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Expressed in thousands of United States dollars

As at	Note	December 31, 2025	December 31, 2024

ASSETS
Current
Cash and cash equivalents		$77,277	$14,521
Receivables, prepaids and other assets	8	5,267	1,733
Inventories	9	29,178	11,087
Gold stream derivative asset		-	33
Total current assets		111,722	27,374

Inventories	9	12,829	9,711
Other assets	8	1,545	235
Reclamation bonds	6(a)	1,768	-
Mining interest, plant and equipment	10	80,581	69,762
TOTAL ASSETS		$208,445	$107,082

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	11	$28,498	$14,798
Term loans and derivative liabilities	12	-	1,803
Deferred gain on sale of mineral interest	12(b)	350	-
Total current liabilities		28,848	16,601

Accrued liabilities	11	1,062	1,165
Reclamation and rehabilitation obligation	13	20,441	4,363
Deferred income tax liability	20	6,962	3,224
Deferred gain on sale of mineral interest	12(b)	399	-
Term loans and derivative liabilities	12	-	4,806
Total liabilities		57,712	30,159

Shareholders' equity
Share capital	14	162,447	121,778
Contributed surplus	14	16,817	16,321
Accumulated other comprehensive income		2,350	2,837
Deficit		(30,881)	(64,013)
Total shareholders' equity		150,733	76,923
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$208,445	107,082

Events after the reporting period (Note 23)

Approved by the Board of Directors on March 31, 2026

"John Hick", Audit Committee Chair	"Akiba Leisman", Director

The accompanying notes are an integral part of these consolidated financial statements.

1 | Page

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME Expressed in thousands of United States dollars, except per share amounts

		For the years
		ended December 31,
	Note	2025		2024

Revenue		$148,421		$91,608
Production services revenue		51		468
		148,472		92,076
Cost of sales
Production costs		(65,473)		(38,222)
Depreciation, depletion and amortization		(7,982)		(7,469)
		(73,455)		(45,691)
Gross profit		75,017		46,385
Exploration and evaluation expenses		(9,363)		(3,263)
General and administrative expenses	18	(10,808)		(8,649)
Other income (expense)
Accretion and interest expense	19	(1,600)		(971)
Loss on derivative instruments		(294)		(1,959)
Loss on derecognition or modification of financial liability	12(a)	(1,251)		(483)
Gain on elimination of Contingent Consideration	6(b)	1,000		-
Foreign exchange gain (loss)		1,397		(1,665)
Interest income		566		48
Other gain (loss)		32		(94)
Income before income taxes		54,696		29,349
Income tax expense	20	(17,218)		(6,973)
Deferred tax expense	20	(3,738)		(3,224)
Income for the year		$33,740		$19,152
Other comprehensive income
Items subject to reclassification into statement of income:
Foreign currency translation adjustment		$(487)		$1,513

Other comprehensive (loss) income for the year		(487)	0	1,513
Comprehensive income for the year		$33,253		$20,665
Basic income per common share		$0.41		$0.27
Diluted income per common share		$0.41		$0.26
Weighted average common shares outstanding - basic (thousands)		81,704		72,086
Weighted average common shares outstanding - diluted (thousands)		83,226		73,712

The accompanying notes are an integral part of these consolidated financial statements.

2 | Page

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY Expressed in thousands of United States dollars, except per share amounts

	Number of shares (000s)	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total
Balance at December 31, 2023	65,551	$87,869	$12,552	$1,324	$(81,117)	$20,628
Shares cancelled (NCIB) (Note 14(b)(iii))	(1,997)	(2,651)	-	-	(2,048)	(4,699)
Shares issued on exercise of options	1,767	3,436	(917)	-	-	2,519
Shares issued on exercise of warrants	4	10	(3)	-	-	7
Common shares, replacement options and warrants issued on the acquisition of Goldsource (Note 7)	13,160	32,049	2,185	-	-	34,234
Common shares issued on RSU vesting	396	504	(504)	-	-	-
Common shares issued on DSU vesting	71	101	(101)	-	-	-
Common shares issued to settle reclamation obligation	297	460	-	-	-	460
Capital contribution (Note 12 (a))	-	-	2,087	-	-	2,087
Share-based compensation	-	-	1,022	-	-	1,022
Net income	-	-	-	-	19,152	19,152
Other comprehensive income	-	-	-	1,513	-	1,513
Balance at December 31, 2024	79,249	121,778	16,321	2,837	(64,013)	$76,923
Shares cancelled (NCIB) (Note 14(b)(ii))	(535)	(749)	-	-	(608)	(1,357)
Private placements (Note 14(b)(i))	6,906	37,438				37,438
Shares issued on exercise of options	501	1,720	(623)	-	-	1,097
Shares issued on exercise of warrants	794	2,088	(682)	-	-	1,406
Common shares issued on RSU vesting	4	6	(6)	-	-	-
Common shares issued on DSU vesting	90	166	(166)	-	-	-
Share-based compensation	-	-	1,973	-	-	1,973
Net income	-	-	-	-	33,740	33,740
Other comprehensive loss	-	-	-	(487)	-	(487)
Balance at December 31, 2025	87,009	$162,447	$16,817	$2,350	$(30,881)	$150,733

The accompanying notes are an integral part of these consolidated financial statements.

3 | Page

CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in thousands of United States dollars, except per share amounts

		For the year ended December 31,
		2025	2024
Operating activities
Income for the year		$33,740	$19,152
Non-cash items:
Accretion and interest expense		1,343	971
Depreciation, depletion and amortization		8,224	7,699
Deferred income tax	20	3,738	3,224
Other miscellaneous (gain) loss		(15)	94
Loss on derecognition or modification of financial liability	12(a)	1,251	-
Gain on elimination of Contingent Consideration	6(b)	(1,000)	-
Loss on derivative instruments	12(b)	294	1,959
Share-based payments	14	1,973	1,022
Unrealized foreign exchange (gain) loss		(608)	2,029
		$48,940	$36,150
Changes in non-cash working capital	17	2,534	(1,699)
Restricted cash - refunded		1,503	-
Net cash provided by operating activities		52,977	34,451
Investing activities
Acquisition of EGA, proceeds paid	6	(6,489)	-
Acquisition of EGA, cash acquired	6	346	-
Acquisition of EGA, transaction costs	6	(356)	-
Mt. Hamilton, transaction costs	23	(717)	-
Acquisition of Goldsource cash acquired	7	-	517
Transaction costs related to acquisition of Goldsource	7	-	(824)
Sailfish Silver Option Payment	12(b)	1,000	-
Secured Debt Investment	6	(1,800)	-
Expenditures on mining interest, plant and equipment		(12,320)	(12,878)
Net cash used in investing activities		$(20,336)	$(13,185)
Financing activities
Proceeds from private placements	14(a)	39,495	-
Share issuance costs	14(a)	(2,058)	-
Purchase of common shares - NCIB		(1,357)	(4,698)
Proceeds from exercise of warrants		1,406	-
Proceeds from exercise of options		1,097	2,524
Repayment of Sailfish Silver Loan	12(b)	(1,286)	(3,630)
Repayment of the Revised Wexford Loan (including interest)	12(a)	(7,123)	(314)
Repayment of principal on the Wexford Bridge Loan		-	(1,457)
Repayment of interest on the Wexford Bridge Loan		-	(57)
Payment to GR Silver on settlement of ARO		-	(500)
Payments on lease liability		(103)	(101)
Net cash provided (used) in financing activities		$30,071	$(8,233)
Effect of foreign exchange on cash and cash equivalents		44	(10)

Change in cash and cash equivalents		62,756	13,023
Cash and cash equivalents, beginning of the year		14,521	1,498
Cash and cash equivalents, end of year		$77,277	$14,521
Other information	17
Taxes paid - cash		(7,640)	(2,643)

The accompanying notes are an integral part of these consolidated financial statements.

4 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

1. NATURE OF OPERATIONS

Mako Mining Corp. ("Mako" or the "Company") was incorporated on April 1, 2004, under the laws of the Yukon Territory and continued into British Columbia under the Business Corporations Act (British Columbia) on November 14, 2007. The Company is listed on the TSX Venture Exchange ("TSX-V") under the symbol MKO. Subsequent to year-end, on March 30, 2026, the Company's common shares commenced trading on the NASDAQ Stock Market LLC ("NASDAQ") under the symbol "MAKO". The address of the Company's corporate office and principal place of business is Suite 700 - 838 West Hastings Street, Vancouver, BC, V6C 0A6, Canada.

Mako is a gold mining, development and exploration company. The Company's primary asset is the San Albino mine, an open pit mine located in Nicaragua. On March 27, 2025, the Company acquired EG Acquisition LLC (individually, or collectively with its subsidiaries, as applicable, "EGA"), resulting in the acquisition of the Moss Mine located in Arizona, United States of America (the "USA") (Note 6). The Moss Mine is an open pit operation currently undergoing restart and ramp-up activities. In addition to its mining operations, Mako continues to explore its other concessions in Nicaragua and the USA and advance the Eagle Mountain Project in Guyana.

Subsequent to the year-end, on March 23, 2026, the Company completed the acquisition of Mt. Hamilton LLC ("MHC"). Refer to Note 23.

2. BASIS OF PRESENTATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements were authorized for issue by the Board of Directors on March 31, 2026.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that are measured at fair value.

(c) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions, balances, revenues and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases. Control exists when the Company has exposure or rights to variable returns from its involvement with an entity, and the ability to affect those returns through its power over the entity.

5 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

The consolidated financial statements of the Company include the following subsidiaries:

Subsidiary	Referred to as	Place of incorporation	Ownership interest	Principal activity
Goldsource Mines Inc.	"Goldsource"	Canada	100%	Parent company to EMGC.
Eagle Mountain Gold Corp.	"EMGC"	Canada	100%	Parent company to Stronghold.
Stronghold Guyana Inc.	"Stronghold"	Guyana	100%	Holds mineral interest in Guyana, exploration activities; and has a 98% interest in a joint arrangement with Kilroy Mining Inc to operate the Eagle Mountain Project.
Gold Belt, S.A.	"Gold Belt"	Nicaragua	100%	Holds mineral interest in Nicaragua, exploration activities.
Nicoz Resources, S.A.	"Nicoz"	Nicaragua	100%	Gold production. Holds mineral interest in Nicaragua, San Albino and Las Conchitas deposits and exploration activities.
Mako US Corp.	"Mako US"	United States	100%	Service company and parent company to EGA.
EG Acquisition LLC	"EGA"	United States	100%	Parent company to GVC.
Golden Vertex Corp.	"GVC"	United States	100%	Gold production. Holds mineral interest in the USA, the Moss Mine.

3. RECENT IFRS PRONOUNCEMENTS ISSUED BUT NOT YET EFFECTIVE

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (amendments to IFRS 9 and IFRS 7). The amendments clarify the requirements for the recognition and derecognition of financial assets and financial liabilities, including introducing an accounting policy option for the derecognition of financial liabilities settled through an electronic payment system before the settlement date.

The amendments also provide additional guidance on assessing the contractual cash flow characteristics of financial assets, including those with contingent or ESG-linked features, and enhance disclosure requirements for financial instruments with contingent features and for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact of these amendments on its financial statements.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new presentation requirements for the statement of profit or loss, including the use of three defined categories, operating, investing, and financing, and the inclusion of specified subtotals. The standard also requires entities to provide additional disclosures for management-defined performance measures, as well as enhanced guidance on the aggregation and disaggregation principles that apply to both the primary financial statements and the notes. IFRS 18 does not change the recognition or measurement of items in the financial statements, nor the classification or presentation of items within other comprehensive income.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods, with retrospective application required. Early application is permitted. The Company is currently assessing the impact of this new standard on its future financial statements.

6 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

4. MATERIAL ACCOUNTING POLICIES

(a) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and short-term highly liquid investments with an original term to maturity of three months or less.

(b) Functional and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. The functional currency of the parent company, Mako, and its subsidiaries Goldsource and EMGC, is the Canadian dollar, Stronghold is the Guyanese dollar, and the functional currency of its remaining subsidiaries is the United States dollar ("US dollar").

The presentation currency of these consolidated financial statements is the US dollar.

Transactions and balances

Transactions in currencies other than the entity's functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the financial reporting date while non-monetary assets and liabilities are translated at historical rates. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of income.

Parent and subsidiary companies

The financial statements of entities that have a functional currency different from the presentation currency are translated into US dollars as follows:

  assets and liabilities are translated at the closing rate at the date of the statement of financial position; and

  income and expenses are translated at exchange rates at the dates of the transactions, where applicable, an average rate for the applicable period is used as this is considered a reasonable approximation of the actual exchange rates at the dates of the transactions.

All resulting changes are recognized in other comprehensive income as currency translation differences and taken into a separate component of equity. These differences are recognized in the consolidated statement of income in the period in which the operation is disposed of.

(c) Business combinations

A business combination requires that the assets acquired, and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

7 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

The Company has an option to apply a 'concentration test' to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired are concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest's proportionate share of the fair value of the acquiree's net identifiable assets.

(d) Inventories

Inventories are valued at the lower of weighted average cost and net realizable value ("NRV"). NRV is the estimated selling price, less the estimated costs of completion and selling expenses. For supplies and spare parts NRV is estimated based on replacement costs. Any write‐downs of inventory to NRV are recorded as cost of sales in the consolidated statement of income. If there is a subsequent increase in the value of inventories, the previous write‐downs to NRV are reversed to the extent that the related inventory has not been sold.

Inventory includes work in progress inventory in the form of stockpiled ore, ore in-circuit inventory and heap leach ore, as well as finished goods inventory, and supplies and spare parts.

  Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tonnes through physical surveys and contained ounces through grade reconciliation via the ore control process.

  Ore in-circuit inventory represents material that is currently being processed to extract the contained gold into a saleable form, typically unrefined doré. The amount of gold in-circuit is determined by assay values and by measure of the various gold bearing materials in the recovery process.

  Heap leach ore inventory represents estimated gold and silver ounces contained in ore that has been placed on the heap leach pad for cyanide irrigation. When ore is placed on the heap leach pad, an estimate of recoverable ounces is made based on tonnage, grade and estimated recoveries of the ore that was placed on the heap leach pad. The cost of heap leach inventory is derived from current mining and leaching costs and is removed at the weighted average cost per recoverable ounce of gold on the leach pads as gold ounces are recovered. The estimated recoverable ounces carried on the heap leach pad are adjusted based on actual recoveries being experienced. Actual and estimated recoveries are measured to the extent possible, using various indicators including but not limited to, leach curve recoveries, column tests and current trends in the level of ounces carried on the pad.

  Finished metal inventory consists of gold in doré awaiting refinement, or bullion.

  Supplies and spare parts inventory consist of consumables used in operations, such as fuel, chemicals, reagents and spare parts.

Cost of work in progress inventory and finished goods includes all direct costs incurred in production including mining; crushing, leaching and processing; site administration costs; and allocated indirect costs, including depreciation and amortization of mineral property, plant and equipment. Inventory costs are charged to production costs on the basis of the quantity of metal sold. Cost of supplies and spare parts inventory include acquisition, freight and other directly attributable costs.

8 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(e) Exploration and evaluation expenditures

All exploration and evaluation expenditures are expensed, except for costs related to the acquisition of exploration and evaluation assets which are capitalized.

Management reviews the capitalized costs on its exploration and evaluation assets to consider if there is an impairment to take into consideration arising from current exploration results and management's assessment of the exploration results and of the future probability of profitable operations from the property, or likely gains from the disposition or option of the property. Indicators of impairment considered by management include: (i) the duration which the Company has the right to explore in the area has expired during the year or will expire in the near future, (ii) substantive expenditure on further exploration for an evaluation of mineral resources in the area is neither budgeted nor planned, (iii) based on the technical reports prepared by management's experts, whereby sufficient data exists to support that extracting the mineral resources will not be technically feasible or commercially viable and (iv) other facts and circumstances suggest that the carrying amount exceeds the recoverable amount. If a property is abandoned, or considered to have no future economic potential, the acquisition and accumulated exploration and evaluation costs are written off to the statement of income. If the carrying value of a project exceeds its estimated value, an impairment provision is recorded.

When technical feasibility and commercial viability of extracting a mineral resource from a particular mineral property has been determined, exploration and evaluation assets are reclassified to development assets within mineral property, plant and equipment and are subject to impairment test at the time of transfer.

(f) Right-of-use asset and lease liabilities

The Company assesses whether a contract is or contains a lease at inception of a contract. The Company recognizes a right-of-use asset ("ROU asset") and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions:

  the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months or for leases of low value.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated amortization and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments and any variable lease payments where variability depends on an index or rate, less any lease incentives. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU assets and lease liabilities. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statements of income.

9 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(g) Mining interest, plant and equipment

Mineral properties

Mineral properties are carried at cost, less accumulated depletion and any accumulated impairment charges. Costs include:

  The fair value of mineral properties acquired;

  The carrying value, less impairments, of exploration and evaluation assets reclassified to development assets;

  Development costs on an area of interest once management has determined the property has achieved technical feasibility and commercial viability. Development expenditures include operating and site administration costs;

  Development costs are capitalized when it is probable that additional economic benefit will be derived from future operations.

Mining properties are depleted over the economic life of the property on a units-of-production basis based on mineralized tonnes from the estimated measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of commencement of mining operations in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized. The Company applies judgment in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine. Costs incurred after the property is placed into production that increase production volume or extend the life of a mine are capitalized.

Deferred Stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to mineral property, plant and equipment.

Production stage stripping costs provide a future economic benefit when:

  It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

  The Company can identify the component of the ore body for which access has been improved; and

  The costs relating to the stripping activity associated with that component can be measured reliably.

Capitalized production stage stripping costs are amortized over the expected units of production of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

Plant and equipment

Plant and equipment are carried at cost, less accumulated amortization and impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

10 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

Amortization is calculated over the useful life on a straight-line basis as follows:

Asset	San Albino Mine
Plant	6 years*
Building	10 years
Equipment	2-5 years

*The plant was depreciated on a units-of-production basis based on recoverable ounces from the estimated measured, indicated and inferred resources through September 30, 2022, when the Company changed its depreciation method to straight-line. This was done to best reflect the expected pattern of consumption of the future economic benefits of the asset as well as its best estimate of the remaining useful life of the asset being two (2) years from October 1, 2022. On June 1, 2023, the estimated remaining useful life of the plant was extended by an additional 55 months based on the revised remaining useful life of the asset. As at December 31, 2025, the remaining useful life of the plant was 24 months.

(h) Impairment of non-current assets

At each reporting period, the Company assesses whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, or when the decision to proceed with the development of a particular project is taken based on its technical and commercial viability, the Company estimates the recoverable amount of the asset or group of assets and compares it against the carrying amount. The recoverable amount is the higher of the fair value less costs of disposal and the asset's value in use. If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of income for the period.

In calculating the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset.

(i) Reclamation and rehabilitation obligation

An obligation to incur restoration, rehabilitation and environmental costs arises when the environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the dismantling, remediation and ongoing treatment and monitoring of a mine and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operation license conditions and, when applicable, the environment in which the mine operates. Discount rates using a pre‐tax rate that reflects the time value of money and the risk associated with the liability are used to calculate the net present value. These costs are capitalized and then charged against the consolidated statement of income over the economic life of the related asset, through amortization using the unit‐of‐production. The corresponding liability is progressively increased as the effect of discounting unwinds creating a finance expense in the consolidated statement of income.

Decommissioning costs are also adjusted at each reporting date for changes in estimates. These may include revised expected cash flows, the timing of the cash flows and discount rate. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income and comprehensive income. The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those for site restoration costs.

11 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(j) Share-based payments awards

The grant date fair value of the estimated number of share-based payments awarded to employees, officers and directors that will eventually vest, is recognized as share-based compensation expense over the vesting period of the stock options with a corresponding increase to equity. The grant date fair value of each stock option is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest and adjusts the amount of recorded compensation expense accordingly. The impact of the revision of the original estimates, if any, is recognized in the statement of income or capitalized in mining properties such that the accumulated expense reflects the revised estimate, with a corresponding adjustment to contributed surplus.

For transactions with non-employees, the fair value of equity settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

(k) Revenue recognition

The Company's primary source of revenue is from the sale of gold and silver. Revenue from the sale is recognized when control of the metal transfers to the customer. Transfer of control generally occurs on the trade settlement date, which is the point at which the metal has been accepted by the customer, and the Company has an enforceable right to payment. At the time of control transfer, the significant risks and rewards of ownership have been transferred to the customer, and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the goods.

Revenue is measured at the fair value of the consideration received or receivable. The fair value of consideration is determined using the spot price on the trade settlement date. Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

(l) Earnings per share

Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares issued and outstanding during the period.

Diluted EPS is calculated using the treasury stock method and if converted method, as applicable. Under the treasury stock method, the dilutive effect on EPS is calculated presuming the exercise of outstanding options, warrants and similar instruments with an average exercise price below the market price of the underlying shares. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. The if converted method assumes that all equity settled share units have been converted in determining diluted EPS if they are in-the money, except where such conversion would be anti-dilutive. The calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be antidilutive.

(m) Income tax

Income tax is recognized in net income for the period except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or equity, respectively.

Deferred tax is provided using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

12 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

Mining taxes and royalties are considered to have the characteristics of an income tax when they are imposed under government authority and the amount payable is calculated by reference to taxable income. Obligations arising from royalty arrangements and other types of taxes that do not satisfy these criteria are recognized as current provisions and included in cost of sales.

(n) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs. The Company determines each financial instrument's classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument's classification.

Financial assets

Financial assets are classified and measured at: fair value through profit and loss ("FVTPL"), fair value through other comprehensive income ("FVOCI") and amortized cost. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in other comprehensive income. Measurement and classification of financial assets is dependent on the Company's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset i.e. whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest ("SPPI").

Financial assets at amortized cost are subsequently measured using the effective interest rate ("EIR") method and are subject to impairment. Interest received is recognized as part of finance income. Gains and losses are recognized when the asset is derecognized, modified or impaired.

The Company's financial assets at amortized cost include: cash equivalents and receivables.

Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value i.e. that fail the SPPI test. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of income.

An embedded derivative will often make a financial asset fail the SPPI test thereby requiring the instrument to be measured at FVTPL in its entirety.

The Company's financial assets at FVTPL include: gold stream derivative.

13 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

Impairment

An expected credit loss ("ECL") impairment model applies which requires a loss allowance to be recognized based on ECLs. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset's original EIR, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments that are not designated as hedging instruments.

Gains or losses on financial liabilities at FVTPL are recognized in the consolidated statement of income.

The Company's financial liabilities at FVTPL include: derivative liability.

Loans and borrowings and payables

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of income. Gains and losses are recognized when the financial liability is derecognized.

The Company's financial liabilities at amortized cost include accounts payable and term loan.

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of income.

(o) Fair value measurement

From time to time, the fair values of non-financial assets and liabilities are required to be determined, e.g., when the entity acquires a business, or where an entity measures the recoverable amount of an asset or a cash generating unit at fair value less cost of disposal ("FVLCD").

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

14 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

5. ESTIMATION UNCERTAINTY AND JUDGMENTS IN APPLYING THE COMPANY'S ACOUNTING POLICIES

The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Outlined below are the key areas which require management to make significant judgements, estimates and assumptions in determining carrying values.

Areas where estimation uncertainty have the most significant effect on the amounts recognized in the consolidated financial statements include:

(a) Estimated mineral resources

Mineral resources are estimates of the amount of metal that can be extracted from the Company's properties, considering both economic and legal factors. The Company estimates the quantity and/or grade of its mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires judgments to interpret the complex geological data. Calculating mineral resources is based upon factors such as estimates of metallurgical recoveries along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral resources may affect the Company's financial position in a number of ways, including:

  asset carrying values may be affected due to changes in estimated future cash flows;

  depreciation charges in the Company's consolidated statement of income may change when such charges are determined by the unit-of-production basis, or when the useful lives of assets change; and

  Reclamation and rehabilitation obligation may be affected as the estimated timing of reclamation activities is adjusted for changes in the estimated mine life as determined by the available mineral resources.

(b) Reclamation and rehabilitation obligation

Reclamation and rehabilitation obligation represent the present value of estimated future costs for the reclamation of the Company's mines and properties. These estimates include assumptions as to the cost of services, timing of the reclamation work to be performed, inflation rates, foreign exchange rates and interest rates. The reclamation and closure estimates are more uncertain the further into the future the activities are to be performed.

The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements as new information becomes available and will assess the impact of new regulations and laws as they are enacted. Any changes to assumptions will result in an adjustment to the provision which affects the Company's liabilities and either its mining interest, plant and equipment or statement of income.

15 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(c) Depreciation, depletion and amortization

The Company uses the units of production method to deplete mineral properties and the straight-line method to amortize plant and equipment. The calculation of the unit of production rate and the useful life and residual values of plant and equipment, and therefore the annual depletion and depreciation expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of changes in the Company's mine plans, changes in the estimation of mineral resources and changes in the estimated remaining life or residual value of plant and equipment.

Areas where accounting policy judgements have the most significant effect on the amounts recognized in the consolidated financial statements include:

(d) Exploration versus Development Expenditures

The classification of exploration versus development expenditures requires management to make significant judgements. Exploration expenditures are incurred during the search for mineral resources, while development expenditures relate to preparing identified resources for commercial production.

Judgement is required to determine the point at which exploration activities transition to development activities, which involves assessing factors such as the technical feasibility and commercial viability of extracting the resource. These judgements are made considering the specific circumstances of each project and are reviewed periodically to reflect any changes in economic or operational factors.

These determinations can materially impact the financial statements, as exploration expenditures are expensed as incurred, whereas development expenditures may be capitalized as part of the asset's cost.

(e) Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. The acquisition of EGA and Goldsource was determined to be a purchase of assets (Note 6 and 7).

(f) Deferred income taxes

The determination of income tax expense and deferred income tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. Changes in these estimates may materially affect the final amount of deferred income taxes or the timing of tax payments.

16 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(g) Impairment of non-current assets

Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company's mineral properties, plant and equipment. External sources of information considered are changes in the Company's economic, legal and regulatory environment, which it does not control, but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the fair value less costs of disposal of cash generating units for impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs, future metal prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

(h) Valuation of stockpiled ore and heap leach ore

The Company carries its long-term stockpiled ore and heap leach ore at the lower of production cost and NRV. If the carrying value exceeds NRV, a write down is required. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exists. Management makes significant estimates in developing the NRV of stockpiled ore and heap leach ore, including assumptions related to estimated recoverable ounces of gold within stockpiled ore, the estimated forecasted gold price per ounce, and estimated costs of completion.

(i) Achievement of commercial production

Depreciation of capitalized costs begins once a mine reaches the operating levels intended by management. Determining when specific assets reach this stage requires significant judgment. In making this assessment, management considered several factors, including the mobilization of the mining contractor, the ore feed rate to the crusher, leach-pad performance, and metallurgical recoveries achieving a predetermined target of plan.  As at December 31, 2025, the Moss Mine did not reach commercial production.

6. ACQUISTION OF EG ACQUISITION LLC

On March 27, 2025, the Company's subsidiary Mako US Corp. completed the acquisition of EGA, acquiring all the membership interests from Wexford EG Acquisition LLC ("Wexford EGA") an entity owned by the Company's significant shareholder. EGA owns 100% of the shares of GVC, which owns the Moss Mine. On completion of the transaction, the Company acquired 100% of the Moss Mine.

The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

Wexford EGA acquired GVC from Elevation Gold Mining Corporation ("Elevation") under a Companies' Creditors Arrangement Act ("CCAA") proceeding and related Chapter 15 proceeding in the United States (collectively, the "Bankruptcy Process") on December 31, 2024.

The total purchase price for the acquisition of EGA is composed of the following:

$
Cash paid on closing of the transaction	6,489
Fair value of Contingent Consideration (Note 6(b) below)	1,000
External legal and advisory fees and due diligence costs	356
7,845

17 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Relative fair value of net assets acquired and (liabilities) assumed	As at March 27, 2025 $
Cash	346
Prepaid expenses and deposits	401
Inventory	13,139
Reclamation bonds (Note 6 (a) below)	3,259
Building and equipment	603
Mining interest	5,424
23,172
Less:
Accounts payable and accrued liabilities	(1,067)
Reclamation and rehabilitation obligation	(14,260)
7,845

The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest and working capital. The reclamation and rehabilitation obligation was initially measured in accordance with IAS 37. The value of the building, equipment and the mining interest was determined based on a discounted cash flow model which required the use of significant assumptions that included future gold prices, future recoverable ounces of gold and expected operating costs. The fair value of leach pad inventory acquired was determined using a valuation model based on net realizable value which required the use of significant assumptions that included future gold prices, expected recoverable ounces and estimated costs of completion.

(a) Reclamation bonds

The reclamation bonds are required by regulatory authorities to ensure financial assurance for the Company's future reclamation obligations associated with its mining operations at the Moss Mine.

On June 20, 2025, restricted cash of $1,503 held for reclamation bond purposes was released to the Company. As of December 31, 2025, the total restricted cash held for reclamation bond purposes amounts to $1,768 which is classified as non-current in the statement of financial position.

(b) Contingent Consideration - Royalty agreement settlements

At the time of acquisition, a 1% net smelter return ("NSR") royalty at the Moss Mine held by affiliates of Sandstorm Gold Ltd. ("Sandstorm") and a 3% NSR royalty at the Moss Mine held by Patriot Gold Corporation ("Patriot") (collectively, the "Royalty Holders") were being disputed by Elevation as part of the Bankruptcy Process whereby the court was asked to declare the validity of the real property interests asserted by the Royalty Holders ("Royalty Agreements").

In the event that Elevation was successful in invalidating the Royalty Agreements or if an agreement was to be reached with the Royalty Holders to terminate Royalty Agreements by December 31, 2025 (the "Royalty Outside Date"), the Company was to pay Elevation $1,500 (the "Contingent Consideration").

The purchase price includes an accrual for the settlement of the royalty disputes that arose in connection with the Bankruptcy Process on the date of acquisition, involving the Royalty Holders, which were before the United States Bankruptcy Court for the District of Arizona.

As at the acquisition date, the fair value of the Contingent Consideration was determined to be $1,000 using the expected value approach in accordance with IFRS 13, Fair value measurements. The Contingent Consideration is recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the Contingent Consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the likelihood of success in vesting away the royalties, and timing of the court settlement.

18 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

Subsequent to the acquisition date, on July 2, 2025, the Company acquired the Senior Secured Debt owed by Elevation to Maverix (Refer to note 8(a)). As a result, the Company reassessed the probability of cash flows related to the Contingent Consideration, determined the likelihood to be remote, and recognized a gain of $1,000 in the statement of income.

On October 22, 2025, the United States Bankruptcy Court for the District of Arizona (the "US Court") granted Patriot real property interest in certain mineral interest at the Moss Mine. At December 31, 2025, the US Court has not concluded on the Sandstorm's real property interest.

7. ACQUISITION OF GOLDSOURCE MINES INC.

On July 3, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Goldsource, by way of a plan of arrangement. In doing so, the Company acquired 100% of the Eagle Mountain Project, located in Guyana. Management determined that substantially all of the fair value of the gross assets acquired was concentrated in the Eagle Mountain Project and therefore accounted for the transaction as an asset acquisition. The former shareholders of Goldsource received 0.22 of a Mako common share for every one Goldsource share held (the "Exchange Ratio"). Additionally, the Company replaced the Goldsource options and warrants with equivalent Mako options and warrants with the number of such securities issuable and exercise prices adjusted by the 0.22 Exchange Ratio.

Total purchase price was determined as follows:

$
Fair value of 13,159,860 common shares issued (C$3.34 per share)	32,049
Fair value of Mako replacement stock options granted(1)	1,461
Fair value of Mako replacement warrants issued (2)	723
External legal and advisory fees and due diligence costs	829
35,062

(1) The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free interest rate ranging from 3.57% to 4.05%, an expected volatility of between 26.90% and 69.44%, and expected average life of up to 4.42 years.

(2) The replacement warrants have been valued using the Black-Scholes option pricing model based on a risk-free interest rate of 4.05%, an expected volatility of 57.55%, and expected life of 0.88 years.

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

Fair value of net assets acquired and (liabilities) assumed	As at July 3, 2024
Assets acquired and liabilities assumed:
Cash	$517
Amounts receivable and prepaid expenses	454
Building, vehicles and equipment	402
Mining interest	37,685
Less:
Accounts payable and accrued liabilities	(1,225)
Reclamation and rehabilitation obligation	(1,265)
Wexford Bridge Loan and accrued interest	(1,506)
$35,062

As part of the liabilities assumed in the Goldsource Transaction, the Company also assumed a loan of C$2,000 from the Wexford Lenders (the "Wexford Bridge Loan"). The Wexford Bridge Loan was unsecured and incurred interest at a rate of 12% per annum, payable semi-annually, and matured on March 26, 2025.

On July 22, 2024, the Company extinguished the Wexford Bridge Loan with a payment of $1,514 (C$2,077).

19 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

8. RECEIVABLES, PREPAIDS AND OTHER ASSETS

As at	December 31, 2025	December 31, 2024
Trade receivable	$251	$321
Prepaid expenses	1,872	715
Supplier advances and deposits	971	637
Senior Secured Debt (Note 8(a) below)	1,800
Marketable security	236	-
Other	137	60
	5,267	1,733
Disclosed as non-current:
Prepaid expenses	-	35
Supplier advances and deposits	549	171
Deferred transaction costs	996	29
	1,545	235
	$6,812	$1,968

(a) On July 2, 2025, the Company acquired, for $1,800, approximately $49,509 ("Face Value") of indebtedness (the "Senior Secured Debt") owing by Elevation to Maverix Metals Inc. ("Maverix"), the senior secured creditor of Elevation under its CCAA proceedings before the Supreme Court of British Columbia. As a result of this acquisition, the Monitor in Elevation's CCAA proceedings will now facilitate any distributions to Mako as the principal secured creditor in place of Maverix. However, expected recoveries are significantly below the Senior Secured Debt's Face Value. As of December 31, 2025, the CCAA proceedings remain ongoing, and the Company continues to assess that the carrying amount of investment in Debt will be recovered.

9. INVENTORIES

As at	December 31, 2025	December 31, 2024
Stockpiled ore	$10,696	$6,645
Ore in-circuit	1,584	1,501
Heap leach ore	11,262	-
Finished metal	1,621	232
Supplies and spare parts	4,015	2,709
	29,178	11,087
Disclosed as non-current:
Stockpiled ore	6,977	7,651
Heap leach ore	3,371	-
Supplies and spare parts	2,481	2,060
	12,829	9,711
	$42,007	$20,798

During the years ended December 31, 2025 and 2024, non-current inventory comprised of low-grade stockpiled ore at the San Albino Mine expected to be processed after 12 months, heap-leach ore at the Moss Mine expected to be recovered beyond 12 months and supplies and spare parts intended for use after more than 12 months.

No NRV adjustments were required for low-grade stockpiled ore or heap-leach ore as at December 31, 2025 or 2024. During the year ended December 31, 2025, the Company recognized a provision of $102 (2024: Nil) related to non-current supplies and spare parts.

20 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

10. MINING INTEREST, PLANT AND EQUIPMENT

	Mineral properties	Building, Plant & Equipment	Exploration & Evaluation Assets	Development Asset	Total
Cost
As at December 31, 2023	$24,102	$43,642	$765	$-	$68,509
Additions	6,269	2,845	20	-	9,134
Acquisition Goldsource	-	402	37,655	-	38,057
Asset retirement obligation	684	40	18	-	742
Deferred stripping	5,887	-	-	-	5,887
Foreign currency translation	-	-	(51)	-	(51)
As at December 31, 2024	$36,942	$46,929	$38,407	$-	$122,278
Additions	6,320	1,572	-	1,474	9,367
Acquisition Moss Mine	-	603	-	5,424	6,027
Sailfish Silver Option	(144)	-	-	-	(144)
Asset retirement obligation	646	45	(25)	564	1,230
Disposals	-	(36)	-	-	(36)
Deferred stripping	2,554	-	-	-	2,554
Foreign currency translation	-	1	66	-	67
As at December 31, 2025	$46,318	$49,114	$38,448	$7,463	$141,343
Accumulated depreciation
As at December 31, 2023	$18,830	$29,147	$-	$-	$47,977
Depreciation	395	4,144	-	-	4,539
As at December 31, 2024	$19,225	$33,291	$-	$-	$52,516
Depreciation	3,997	4,274	-	-	8,271
Disposals	-	(25)	-	-	(25)
As at December 31, 2025	$23,222	$37,540	$-	$-	$60,762
Net book value:
As at December 31, 2023	$5,272	$14,495	$765	$-	$20,532
As at December 31, 2024	$17,717	$13,638	$38,407	$-	$69,762
As at December 31, 2025	$23,096	$11,574	$38,448	$7,463	$80,581

Exploration and evaluation asset includes $765 (2024: $765) for Potrerillos and El Jicaro in Nicaragua and $37,683 (2024: $37,642) for Eagle Mountain Project in Guyana.

On September 30, 2024, the Guyana Geology and Mines Commission approved the renewal of the Eagle Mountain Project's prospecting license for a three-year term, with two additional one-year extension rights. As part of the prospecting license application, the Company is required to incur minimum expenditures of $2,560 during the first year. This minimum expenditure requirement has been met.

Additions to the Development Asset include $47 (2024: Nil) related to equipment used in the ramp-up of mining operations at Moss Mine while is being prepared for its intended use.

21 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	December 31, 2025	December 31, 2024
Accounts payable and accrued liabilities	$13,722	$10,043
Lease liability	69	97
Income taxes payable	13,925	4,346
Due to related parties (Note 15)	782	312
Total current liabilities	$28,498	$14,798

Non-current liability
Lease liability	-	69
Accrued liabilities (Note 11 (a))	1,062	1,096
Total non-current liabilities	1,062	1,165
Total accounts payable and accrued liabilities	$29,560	$15,963

(a) Severance Obligation

Non-current accrued liabilities include $1,062 (December 31, 2024: $878) for severance obligations for employees at the Company's operations in Nicaragua. This severance is calculated using actuarial methods based on each employee's years of service and final salary, subject to a maximum of five months' salary, and is determined in accordance with Nicaraguan labor laws. A discount rate of 10.30% (2024: 10.6%) is used in the calculation.

12. TERM LOANS AND DERIVATIVE LIABILITIES

As at	Wexford Loan	Wexford Bridge Loan	Sailfish Silver Loan Derivative Liability	Total
	Note 12(a)	Note 7	Note 12(b)
Balance, December 31, 2023	$6,287	$-	$4,381	$10,668
Liability assumed on acquisition	-	1,506		1,506
Extinguishment of Wexford Loan	(6,287)	-	-	(6,287)
Recognition of Revised Wexford Loan	4,200	-	-	4,200
Remeasurement loss	483	-	-	483
Accretion and accrued interest	754	8	-	762
Repayments	(314)	(1,514)	-	(1,828)
Value of 162,000 oz of silver delivered at spot price	-	-	(4,622)	(4,622)
Fair value adjustment	-	-	1,727	1,727
Balance, December 31, 2024	$5,123	$-	$1,486	$6,609
Accretion and accrued interest	749	-	-	749
Repayments	(7,123)	-	-	(7,123)
Value of 54,000 oz of silver delivered at spot price	-	-	(1,747)	(1,747)
Loss on extinguishment	1,251	-	-	1,251
Fair value adjustment	-	-	261	261
Balance, December 31, 2025	$-	$-	$-	$-

22 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(a) Wexford Loan and Revised Wexford Loan

In February 2020, the Company entered into a $15 million unsecured loan facility (the "Wexford Loan") with private investment funds (collectively, the "Wexford Funds") managed by the Company's controlling shareholder, Wexford Capital LP ("Wexford"). In August 2023, the Wexford Loan facility was increased by $2 million. By December 31, 2023, all principal amounts had been repaid, leaving only accrued and bonus interest of $6,287 outstanding.

The Wexford Loan, including the outstanding balance of accrued and bonus interest, bore interest at the rate of 10% per annum and was set to mature on March 31, 2025.

On March 27, 2024, the Wexford Loan facility was substantially amended, converting accrued and bonus interest into a new term loan of $6,287 maturing March 31, 2029, with interest at 10% compounded semi-annually ("Revised Wexford Loan"). The modification was accounted for as an extinguishment of the original liability and the recognition of a new one. The Revised Wexford Loan was measured on initial recognition using an 18% market-based effective interest rate, resulting in a related-party capital contribution of $2,087.

Also, during 2024, the Company revised expected cash flows to reflect semi-annual interest payments, recording a remeasurement loss of $483.

On October 28, 2025, the Company fully repaid the outstanding balance of the Revised Wexford Loan. The difference of $1,251 between the carrying amount and the settlement amount was recognized as a loss on extinguishment in the statement of income.

(b) Sailfish Silver Loan Derivative Liability

On May 24, 2023, the Company entered into a $6 million silver-linked loan agreement with Sailfish, which required 24 monthly deliveries of 13,500 silver ounces (or gold equivalent) and carried an interest rate of US Prime plus 4% on overdue deliveries (the "Silver Loan"). Sailfish also had the option, exercisable after 12 months from entering the Silver Loan, to purchase all remaining future silver production from the Company's San Albino-Murra concession for an additional consideration of $1 million (the "Sailfish Silver Option"). The Company determined that the stream obligation was a derivative liability, and as such, the stream obligation was recorded at FVTPL at each statement of financial position date. During the year ended December 31, 2025, the Company fully repaid the Silver Loan.

On April 28, 2025, Sailfish exercised the Sailfish Silver Option. This was accounted for as a partial disposal of mineral interest, as Sailfish now holds the risks, rewards, and rights to all future silver economic benefits. In accordance with IAS 16, Property, Plant and Equipment, the mineral interest attributable to this silver amounting to $144 was derecognized upon exercise. A gain of $856 was calculated at the time of derecognition as the Company has no obligation to produce and future extraction services were determined to be of nominal value. The gain is deferred and is being recognised as the silver is delivered. During the year ended December 31, 2025, the Company recognized gain of $107.

23 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

13. RECLAMATION AND REHABILITATION OBLIGATIONS ("ARO")

	San Albino Mine	Eagle Mountain Project	Moss Mine	La Trinidad Mine	Total
Balance, December 31, 2023	$2,198	$-	$-	$866	$3,064
Liability acquired on acquisition of Goldsource	-	1,265	-	-	1,265
Cash outflows for reclamation and rehabilitation activities	(4)	-	-	-	(4)
Changes in estimate	725	(13)	-	-	712
Accretion expense	130	64	-	-	194
Liability extinguished	-	-	-	(866)	(866)
Translation of foreign operation to presentation currency	-	(2)	-	-	(2)
Balance, December 31, 2024	$3,049	$1,314	$-	$-	$4,363
Liability acquired on acquisition of Moss Mine	-	-	14,260	-	14,260
Changes in estimate	691	(25)	564	-	1,230
Accretion expense	135	63	390	-	588
Balance, December 31, 2025	$3,875	$1,352	$15,214	$-	$20,441

(a) The Company has calculated the present value of the reclamation and rehabilitation obligation as at December 31, 2025 using the undiscounted estimates of cash outflows associated with reclamation activities, which amount to $4,049 (December 31, 2024: $3,533) for the San Albino Mine, $1,451 (December 31, 2024: $1,451) for the Eagle Mountain Project, and $14,951 (December 31, 2024: Nil) for the Moss Mine. The provision was determined using discount rates ranging between 3.50% - 5.00% (December 31, 2024 - 4.25% - 5.00%) and an inflation rate of 2.50% (December 31, 2024 -2.50%).

(b) Extinguishment of La Trinidad Mine ARO

On February 15, 2024, the Company entered into an agreement with GR Silver Mines Ltd. ("GR Silver") to settle all liabilities and responsibilities, including but not limited to the reclamation and rehabilitation obligations, of the Company, related to the sale of the Company's Mexican operations to GR Silver in March 2021 (the "Settlement and Release Agreement").

Pursuant to the terms of the Settlement and Release Agreement, the Company made a cash payment of $500 to GR Silver and issued 296,710 common shares of the Company, for a total payment of $960. As a result, a loss of $94 on the disposition of the liability was recognized in the statement of income for the year ended December 31, 2024.

14. SHARE CAPITAL

(a) Authorized - Unlimited number of common shares, without par value.

(b) Issued

Transaction during the year ended December 31, 2025:

(i) On October 28, 2025, the Company closed a financing package consisting of a brokered private placement of 5,031,250 common shares at a price of C$8.00 per share, for gross proceeds of $28,777 (C$40,250) and a non-brokered private placement with funds managed by Wexford Capital LP, a related party, issuing 1,875,000 common shares at the same issue price for additional gross proceeds of $10,719 (C$15,000). In connection with the 2025 Offering, the Company incurred share issuance transaction costs of $2,058.

24 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(ii) During the year, the Company repurchased 534,800 common shares of the Company under a normal course issuer bid for $1,357 (C$1,955). The common shares acquired by the Company are cancelled. The repurchase resulted in a reduction of Share Capital by $749, representing the average carrying value of the shares, with the remaining $608 of the purchase price was allocated to Deficit.

Transaction during the year ended December 31, 2024:

(iii) During the year, the Company repurchased 1,996,900 common shares of the Company under a normal course issuer bid for $4,699 (C$6,410). The common shares acquired by the Company are cancelled. The repurchase resulted in a reduction of Share Capital by $2,651, representing the average carrying value of the shares, with the remaining $2,048 of the purchase price was allocated to Deficit.

(c) Share options

The Company may grant stock options to its directors, executive officers, employees, and consultants to acquire common shares, exercisable for up to five years from the grant date and subject to vesting conditions, which generally occur in three equal annual tranches. The following table summarizes information about the movement of the share options outstanding under the Company's plan:

	For the year ended December 31, 2025		For the year ended December 31, 2024
	Number of options	WAEP*	Number of options	WAEP
Opening balance	1,805,050	C$2.83	3,736,504	C$2.62
Granted	740,000	4.47	200,000	3.31
Mako replacement options**	-	-	1,181,950	2.49
Exercised	(500,966)	3.04	(1,767,853)	1.95
Forfeited	(30,000)	4.47	(45,000)	2.13
Expired	(279,750)	4.02	(1,500,551)	3.18
Ending balance	1,734,334	C$3.25	1,805,050	C$2.83
Options exercisable	845,166	C$2.36	1,429,217	C$2.88
Weighted average remaining contractual life (in years)	3.14		2.77

* WAEP = Weighted average exercise price

**Make replacement warrants are issued on acquisition of GoldSource

During the year, the weighted-average market price of the shares on the dates the stock options were exercised was $4.55 (2024: $3.27).

The fair value of the options granted during the year was $1,276 (2024: $272). The fair value was estimated at the grant date using the Black-Scholes option pricing model based on the following assumptions: risk free interest rate of 2.78% (2024: 3.78%), expected volatility of 58.24% (2024: 61.05%), expected option life of 5 years (2024: 2.90 years), and an expected dividend yield of Nil (2024: Nil).

During the year ended December 31, 2025, the Company recorded share-based payments expense of $592 (2024: $279), all of which is included in general and administrative expenses.

25 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(d) Restricted share units ("RSU")

Under the terms of the Company's RSU Plan, the Board of Directors may grant RSUs to directors, officers, employees, and consultants, subject to vesting conditions, which generally occur over three years, and RSU's are settled in equity. The following table summarizes the RSU movements:

	For the year ended December 31
	2025	2024
Opening balance	586,985	1,089,019
Granted	509,285	-
Exercised	(3,651)	(395,720)
Net settlement for tax withholding	-	(33,590)
Forfeited	-	(72,724)
Ending balance	1,092,619	586,985
RSU vested	291,666	-

The fair value of RSU grated during the year was $1,674 (2024: $Nil) determined based on the market value of the Company shares at the date of issuance. For the year ended December 31, 2025, total share‐based compensation relating to RSUs was $708 (2024: $543), of which all is included in general and administrative expenses.

(e) Deferred share units ("DSU")

Under the terms of the Company's DSU Plan, the Board of Directors may grant DSUs to directors, which vest immediately and are settled in equity when director ceases to be a member of board of Directors. The following table summarizes the DSU movements:

	For the year ended December 31
	2025	2024
Opening balance	315,640	386,240
Granted	145,000	-
Shares issued	(90,600)	(70,600)
Ending balance	370,040	315,640

The fair value of DSU granted during the year was $476 (2024: $Nil) determined based on the market value of the Company shares at the date of issuance. For the year ended December 31, 2025, total share‐based compensation relating to DSUs was $673 (2024: $199), of which all is included in general and administrative expenses.

(f) Warrants

For the year ended	December 31, 2025		December 31, 2024
	Number of warrants	WAEP*	Number of warrants	WAEP*
Opening balance	837,807	C$2.50	-	C$-
Mako replacement warrants**	-	-	841,503	2.50
Exercised	(793,807)	2.50	(3,696)	2.50
Expired	(44,000)	2.50
Ending balance	-	C$-	837,807	C$2.50
Weighted average remaining contractual life	-		0.38 years

* WAEP = Weighted average exercise price

**Make replacement warrants are issued on acquisition of GoldSource

26 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

The fair value of warrants issued during 2024 was estimated using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.05%, expected volatility of 57.55%, expected life of 0.9 years, and an expected dividend yield of Nil.

15. RELATED PARTY TRANSACTIONS

(a) Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprise the Company's Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, President and Directors.

For the year ended	December 31, 2025	December 31, 2024
Director fees	$444	$265
Salaries, consulting and management fees	1,569	2,071
Share-based compensation	1,551	855
Total	$3,564	$3,191

As at December 31,	2025	2024
Amount included in accounts payable and accrued liabilities	$9	$303

(b) Sailfish Royalty Corp. ("Sailfish")

Sailfish is a publicly traded company related by common shareholders and directors. In addition to the Sailfish Silver Loan (Note 12 (b)), during the year ended December 31, 2025, the Company's had the following transactions with Sailfish:

Gold stream sales

  The Company sold 61 (2024: 782) ounces of gold to Sailfish for $51 (2024: $468) which is recognized as production service revenue.
  The Company received advances of $nil (2024: $384) for the sale of gold ounces.

As at December 31, 2025, a balance of $10 was receivable from Sailfish and is included in receivables (December 31, 2024: $70).

Royalty fee

Sailfish is entitled to a 2% NSR royalty of the production of all gold and silver ounces from San Albino Mine, excluding the certain area of interest, as defined in the amended gold stream agreement entered into in November 2018.

During the year ended December 31, 2025, a royalty fee of $2,366 (2024: $975) was payable to Sailfish and is included in production costs in the consolidated statement of income.

As at December 31, 2025, a balance of $773 (2024: $432) was payable to Sailfish and is included in accounts payable and accrued liabilities.

Silver Option Agreement

On April 28, 2025, the Company received $1,000 from Sailfish for exercise of Silver Option (Refer Note 12(b)). The Company delivered 17,661 ounces (2024: nil) of silver to Sailfish pursuant to the option exercised by Sailfish.

(c) Wexford

Wexford is the Company's largest shareholder and exercises significant influence over the Company. In addition to the Revised Wexford Loan, during the year ended December 31, 2025, the Company had following transactions with Wexford:

27 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

  On March 27, 2025, the Company acquired the Moss Mine from Wexford EGA, an entity owned by Wexford. Refer to Note 6.
  On October 28, 2025, the Company closed a non-brokered private placement with funds managed by Wexford Capital LP, issuing 1,875,000 common shares for gross proceeds of $10,719 (C$15,000).

(d) Tes‐Oro Mining Group, LLC ("Tes-Oro")

Tes-Oro is a private company controlled by the Company's Chief Operating Officer. Tes-Oro is a full-service engineering, procurement and construction management firm working with the Company. During the year ended December 31, 2025, the Company expensed fees relating to consulting services of $46 (2024: $9) and $96 (2024: $38) in general office expenses. Amounts payable to Tes-Oro as at December 31, 2025, were $9 (December 31, 2024: $9).

16. SEGMENTED INFORMATION

Reportable segments are consistent with the geographic regions in which the Company's projects are located. In determining the Company's segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company's mining operations share similar economic, operational and regulatory characteristics. The Company considers its San Albino Mine in Nicaragua, its Moss Mine in the United States and its Eagle Mountain Project in Guyana as its reportable segments. The corporate headquarters include operations in Canada and the United States and is presented for reconciliation purposes.

For the year ended December 31, 2025, and 2024, the Company's principal product was gold (99%) and silver (1%) sold to refineries (three customers) at spot market prices.

The Company's segments are summarized as follows:

	Nicaragua	USA	Guyana	Total Operating Segments	Corporate	Total
For the year ended December 31, 2025:
Revenue	126,607	21,865	-	148,472	-	148,472
Production costs	(49,885)	(15,588)	-	(65,473)	-	(65,473)
Depreciation, depletion and amortization	(7,982)	-	-	(7,982)	-	(7,982)
Gross profit	68,740	6,277	-	75,017	-	75,017
Exploration and evaluation expense	(5,110)	(201)	(4,052)	(9,363)	-	(9,363)
General and administrative expenses	-	(178)	-	(178)	(10,630)	(10,808)
Other income (expense)	73	(299)	(29)	(255)	105	(150)
Income and deferred taxes	(20,956)	-	-	(20,956)	-	(20,956)
Income for the period	42,747	5,599	(4,081)	44,265	(10,525)	33,740

Total assets	105,044	31,836	38,949	175,829	32,616	208,445
Total liabilities	(35,147)	(18,384)	(1,569)	(55,100)	(2,612)	(57,712)
Capital expenditures	9,993	7,720	189	17,902	45	17,947

28 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

	Nicaragua	USA	Guyana	Total Operating Segments	Corporate	Total
For the year ended December 31, 2024:
Revenue	92,076	-	-	92,076	-	92,076
Production costs	(38,222)	-	-	(38,222)	-	(38,222)
Depreciation, depletion and amortization	(7,469)	-	-	(7,469)	-	(7,469)
Gross profit	46,385	-	-	46,385	-	46,385
Exploration and evaluation expense	(1,948)	-	(1,315)	(3,263)	-	(3,263)
General and administrative expenses	-	-	-	-	(8,649)	(8,649)
Other income (expense)	(407)	-	(64)	(471)	(4,653)	(5,124)
Income and deferred taxes	(10,197)	-	-	(10,197)		(10,197)
Income for the period	33,833	-	(1,379)	32,454	(13,302)	19,152

Total assets	66,256	-	38,617	104,873	2,209	107,082
Total liabilities	(20,629)	-	(1,431)	(22,060)	(8,099)	(30,159)
Capital expenditures	14,997	-	20	15,017	4	15,021

17. SUPPLEMENTARY CASH FLOW INFORMATION

	December 31,	December 31,
For the year ended	2025	2024
Changes in non-cash working capital:
Change in receivables	$54	$(79)
Change in inventories	(8,531)	(5,845)
Change in prepaid expenses, and other	(1,347)	(143)
Change in accounts payable and accrued liabilities	12,661	4,078
Change in due to related parties	(303)	290
	$2,534	$(1,699)

The significant non-cash financing and investing transactions:
Repayment of Sailfish Silver Loan (non-cash)	$461	$993
Change in current liabilities relating to mining interest expenditures	99	1,540

18. GENERAL AND ADMINISTRATIVE EXPENSES

	December 31,	December 31,
For the year ended	2025	2024
Accounting and legal	$1,171	$984
Consulting fees	66	62
Directors' fees	443	265
Depreciation	136	127
General office expenses	404	189
Insurance	457	470
Investor relations and communications	182	184
Rent	42	6
Salaries and benefits	5,474	4,883
Stock-based compensation	1,973	1,022
Telephone and IT services	123	188
Transfer agent fees and regulatory fees	99	88
Travel	238	181
	$10,808	$8,649

29 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

19. ACCRETION AND INTEREST EXPENSE

	December 31,	December 31,
For the year ended	2025	2024
Accretion on asset retirement obligation (Note 13)	$588	$194
Accretion on the Wexford Loan (Note 12 (a))	231	123
Interest expense - Wexford Loan (Note 12(a))	519	631
Interest expense - other	262	23
	$1,600	$971

20. INCOME TAX EXPENSE AND DEFERRED TAXES

(a) The income tax expense or recovery reported by the Company differs from the amounts obtained by applying the statutory income tax rates to the income or loss. A reconciliation of the income tax provision computed at statutory rates to the reported income tax expense is provided below:

	December 31,	December 31,
For the year ended	2025	2024
Income for the year before income tax	$54,696	$29,349
Canadian statutory tax rate	27.0%	27.0%
Computed expected tax expense at statutory rates	14,768	7,924
Permanent differences	3,063	249
Effect of change and difference in tax rate	1,949	1,472
Foreign exchange	(520)	814
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	1,817	1,167
Change in unrecognized deferred tax assets	(121)	(1,429)
	$20,956	$10,197
Current income tax expense	$17,218	$6,973
Deferred income tax expense	3,738	3,224
Total income tax expense	$20,956	$10,197

(b) The significant components of the Company's net deferred income tax asset and liabilities are as follows:

	December 31,	December 31,
For the year ended	2025	2024
Deferred tax assets:
Non-capital losses	$28,077	$7,405
Allowable Capital losses	2,225	2,670
Share issuance costs and finance fees	459	11
Mineral property, plant and equipment	589	1,076
Other	4,914	1,774
Total deferred tax assets	$36,264	$12,936

Deferred tax liabilities:
Exploration and evaluation assets	(4,656)	(493)
Other	(3,926)	(2,868)
Total deferred tax liabilities	$(8,582)	$(3,361)
Unrecognized deferred tax assets	(34,644)	(12,799)
Net deferred tax liability	$(6,962)	$(3,224)

30 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

(c) The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the Company will generate future taxable income. The Company's unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,	December 31,
	2025	2024
Temporary differences
Non-Capital losses available for future years	99,462	27,425
Allowable capital losses	16,656	19,949
Share issuance costs and financing fees	1,699	41
Mineral property, plant and equipment	3,945	3,755
Exploration and evaluation assets	4,183	559
Other	17,265	6,462
Unrecognized deductible temporary differences	$143,210	$58,191

(d) The Company's unused non-capital losses in Canada of $27,195 are set to expire between 2027 and 2046.

21. FINANCIAL INSTRUMENTS AND LIQUIDITY RISK

Financial Instruments measured at fair value are classified into one of three levels using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company's financial instruments include cash and cash equivalents, receivables, Secured Debt Investment, marketable securities, and accounts payable. In addition, at December 31, 2024, the Company also held derivative instruments. The carrying values of cash and cash equivalents, receivable, Secured Debt Investment, marketable securities, and accounts payable approximate fair value because of the short-term nature of these instruments or capacity of prompt liquidation. The Company's derivative asset and liability is measured using level 3 inputs.

During the year ended December 31, 2025, and 2024, there were no transfers between level 1, level 2 and level 3 classified assets and liabilities.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk with respect to its cash and cash equivalents, Secured Debt Investment and receivables. The Company's maximum exposure to credit risk is the amount disclosed in the consolidated statements of financial position.

Credit risk associated with cash and cash equivalents is minimized by placing the majority of these instruments with major financial institutions with strong investment-grade ratings as determined by a primary ratings agency.

31 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

Credit risk associated with the Secured Debt Investment is managed through the Company's ongoing monitoring of the CCAA proceedings. The investment is secured by first-ranking charges over the estate's assets, which mitigates credit exposure. Management assesses and monitors credit risk by reviewing court filings, restructuring updates, and collateral valuations throughout the CCAA proceedings.

Credit risk associated with trade receivables is managed by dealing with reputable international metals trading companies. The Company assesses and monitors risk by performing an aging analysis of its trade receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities as they fall due. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on a regular basis. The Company's objective when managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

Based on the Company's forecasted cash flows and the current working capital, the Company estimates that it will have sufficient liquidity to meet its obligations and operating requirements for at least the next twelve months.

Financial liabilities include accounts payable and accrued liabilities amount to $28,498, which is due for payment within 1 year.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: price risk, interest rate risk and currency risk.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the low interest rates in the current economic environment and short-term nature of its holdings and as such the Company does not take any actions to manage interest rate risk.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Company's currency risk primarily arises from financial instruments denominated in US dollars that are held by Mako and Goldsource, as their functional currency is the Canadian dollar and that are held by Stronghold, as their functional currency is the Guyanese dollar. Conversely for the Company's subsidiaries whose functional currency is the US dollar, currency risk primarily arises from financial instruments denominated in Nicaraguan córdoba that are held at the subsidiary company level. As at December 31, 2025, a 5% change in the exchange rate between the Canadian dollar and the U.S. dollar would result in a net impact of approximately $78 and a 5% change in the exchange rate between the Guyanese dollar and the U.S. dollar would result in a net impact of approximately $10. Effective January 1, 2024, the exchange rate between the Nicaraguan córdoba and the U.S. dollar has been fixed by the Central Bank of Nicaragua. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a hedging program or any other programs to manage currency risk.

32 | Page

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the year ended December 31, 2025 All amounts are in thousands of United States dollars, unless otherwise stated

22. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk. The capital structure of the Company currently consists of common shares. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company's funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new shares, debt and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

23. EVENTS AFTER THE REPORTING PERIOD

The following events took place after December 31, 2025:

Mt. Hamilton Acquisition

On March 23, 2026, the Company completed the acquisition of 100% of the membership interests of MHC the owner of the Mt. Hamilton Project in Nevada, USA from Sailfish for total consideration of $40 million. The consideration payable to Sailfish consists of two gold stream commitments:

  Initial Stream Term (60 months): The Company will deliver 341.7 ounces of refined gold per month, subject to an adjustment formula ensuring the monthly delivery value is not less than US$738 and not more than $1,011, equivalent to a gold price range of $2,700/oz to $3,700/oz after adjustments.
  Additional Stream Term (72 months): Following the Initial Stream Term, the Company will deliver 100 ounces of refined gold per month, not subject to any adjustment formula.

For all ounces delivered under both streams, Sailfish will pay the Company 20% of the London PM fixed price for refined gold in United States dollars, as determined by the London Bullion Market Association (or any successor association or body) (the "London PM Fix price") on date of delivery of such deliverable gold.

33 | Page